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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                   CALMAT CO.
                            (Name of Subject Company)


                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                             WILLIAM F. DENSON, III
                           ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                               ONE METROPLEX DRIVE
                            BIRMINGHAM, ALABAMA 35209
                                 (205) 877-3204
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                   COPIES TO:
                             EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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            This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 19, 1998 by ALB Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of CalMat Co., a Delaware corporation (the "Company"), and the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 22, 1987, as amended as of October 26, 1992, July 22, 1997 and November 14, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM  3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
            COMPANY.

            The response to Item 3 is hereby amended and supplemented by adding thereto the following:

      "Projection.

            Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and, in connection with such review, received certain non-public information from the Company. The non-public information included certain projections as of October 27, 1998 of future operating performance (the "Company Projections"). The Company informed Parent that the Company Projections were specifically prepared for Parent in order to form the basis for negotiating a possible sale of the Company. The Company informed Parent that the Company Projections were not prepared in the manner that the Company ordinarily prepares its annual budget; they did not have all the input from the managers of the Company's operating units or the field-testing that would typically be obtained in the process of preparing the Company's budget. The Company Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Schedule 14D-1 only because they were provided to Parent. None of Parent, the Purchaser or the Company assumes any responsibility for the accuracy of the Company Projections. The Company informed Parent that, while presented with numerical specificity, the Company Projections were prepared by the Company's management based upon a variety of assumptions relating to the business of the Company and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Furthermore, the Company Projections were not adjusted by management for various risks identified by the Company's senior management, including, but not limited to, (i) risks relating to ongoing operations, such as the possibility of failing to realize projected gains from the Company's profit improvement program and the potential of reaching demand capacity constraints in the southern California market, (ii) risks and capital costs associated with replacing reserves in certain key locations where reserves are being depleted,
(iii) competitive risks relating to the increasing vertical integration of competitors in the Company's key markets and to the


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aggressive expansion by existing lower cost competitors of the Company, (iv)
risks that the Company will not be able to consummate the real estate sales included in the Company Projections within the time periods and at the prices included in the Company Projections, (v) risks relating to redeploying capital realized from the sale of real estate assets to investments with a favorable rate of return and (vi) risks associated with certain significant contingent liabilities. In addition, demand for the Company's products may be significantly less than the level forecasted in the Company Projections (which forecasts were well above the F.W. Dodge forecasts, which are utilized by many companies in the industry). For the reasons stated above and because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company and/or Parent and/or the Purchaser, there is a substantial risk that the amounts reflected in the Company Projections for years after 1998 will not be realized.

            The Company Projections set forth earnings per Share (including gains on the sale of real estate, the gain on, and increases in operating earnings from, the assets swapped in the proposed transaction with Hanson PLC and certain other strategic initiatives) of $2.07, $4.56, $3.54 and $3.53 for fiscal years 1998 through 2001, respectively. Earnings per Share from continuing operations (which excludes gains on the sale of real estate, the gain on, and increases in operating earnings from, the assets swapped in the proposed transaction with Hanson PLC and certain other strategic initiatives) set forth in the Company Projections were $1.07, $1.90, $2.75 and $2.91 for fiscal years 1998 through 2001, respectively. The Company has informed Parent that, based on the Company's results of operations for 1998 to date, management of the Company currently expects that earnings per Share will be significantly lower than the $2.07 per Share included in the Company Projections for 1998 due to delays in the sale of certain real estate assets; however, earnings per Share from continuing operations for 1998 are currently expected to significantly exceed the $1.07 per Share included in the Company Projections.

            In the course of negotiations with the Company, Parent together with its financial advisors advised the Company that, based upon their due diligence review of the Company and their consideration of the assumptions underlying the Company Projections and the risks, uncertainties and contingencies associated therewith, they believed that the Company's actual results of operations for the fiscal years 1999 through 2001 would be significantly lower than as set forth in the Company Projections."

ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The response to Item 4 is hereby amended and supplemented by adding thereto the following:

            "The short-term borrowings will consist of commercial paper, which is expected to be refinanced subsequently with the issuance of either additional commercial paper or long-term debt, the terms of which have not been determined."

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ITEM 10.    ADDITIONAL INFORMATION.

            The response to Item 10 is hereby amended and supplemented by adding thereto the following:

            "On December 15, 1998, Parent and the Company entered into a memorandum of understanding (the "Memorandum") with regard to the Complaints, the Green Complaint and the Livingstone Complaint (collectively, the "Lawsuits"). Pursuant to the Memorandum, (i) defendants have agreed to make the additional disclosures contained in Amendment No.2 to the Company's Schedule 14D-9, (ii) counsel for the plaintiff class in the Lawsuits have agreed not to further pursue an order enjoining consummation of the Offer and the Merger and
(iii) the Company, Parent and the plaintiff class have agreed to enter into a stipulation of settlement of the Lawsuits. Any such stipulation of settlement and the payment of any fees for counsel for the plaintiff class are subject to the approval of the Court of Chancery in Delaware.

            As of December 5, 1998, the waiting period under the HSR Act expired. No further approvals or clearances relating to antitrust laws are required in connection with the Offer."

                                      -3-

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1998

                                    VULCAN MATERIALS COMPANY

                                    By:   /s/ William F. Denson, III
                                        Name:  William F. Denson, III
                                        Title:  Senior Vice President, Law and
                                                Secretary

                                    ALB ACQUISITION CORPORATION

                                    By: /s/ William F. Denson, III
                                        Name:  William F. Denson, III
                                        Title:  Vice President and Secretary

                                      -4-

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                                  EXHIBIT INDEX

(a)(1)   --   Offer to Purchase, dated November 20, 1998.
(a)(2)   --   Letter of Transmittal.
(a)(3)   --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
              and Nominees.
(a)(4)   --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees.
(a)(5)   --   Notice of Guaranteed Delivery.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
(a)(7)   --   Text of press release issued by Parent and the Company on November
              16, 1998.
(a)(8)   --   Form of Summary Advertisement dated November 20, 1998.
(c)(1)   --   Agreement and Plan of Merger, dated as of November 14, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)   --   Form of Support Agreement entered into between Parent and John C.
              Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S.
              Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., Edward A.
              Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson and
              Stuart T. Peeler.
(c)(3)   --   Confidentiality Agreement, dated as of September 24, 1998, between the Company and Parent.
(d)      --   Not applicable.
(e)      --   Not applicable.
(f)      --   Not applicable.

All exhibits previously filed.

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